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                                                       REGISTRATION NO. 33-66210
                                                       RULE 424(b)(5)

                            SECOND AMENDED SUPPLEMENT
                      TO PROSPECTUS, DATED AUGUST 28, 1996

                                  PHYCOR, INC.

                                5,062,500 SHARES

                                  COMMON STOCK

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     The Prospectus, dated August 28, 1996 (the "Prospectus"), to which this
Second Amended Supplement, dated June 27, 1997, is attached (the "Second Amended Supplement"), relates to an aggregate of up to 5,062,500 shares of Common Stock, no par value per share (the "Common Stock") of PhyCor, Inc. (the "Company") to be issued in transactions involving the acquisition of the assets or stock of individual physician practices and single and multi-specialty medical clinics.

     This Second Amended Supplement amends the Amended Supplement dated September 8, 1995. This Second Amended Supplement relates to the proposed resale by Casa Blanca Clinic, Ltd., an Arizona professional corporation (the "Clinic"), of 39,592 shares of the Company's Common Stock issued to the Clinic upon the conversion of two 7.0% Subordinated Convertible Notes (the "Purchase Notes"). The Company issued the Purchase Notes to the Clinic in connection with the acquisition by PhyCor of Mesa, Inc., a Tennessee corporation and wholly-owned subsidiary of the Company ("PhyCor-Mesa"), of certain assets of the Clinic pursuant to an Asset Purchase Agreement between PhyCor and the Clinic effective as of July 1, 1995 (the "Purchase Agreement").

     In addition, this Second Amended Supplement also relates to the proposed resale by Casa Blanca Clinic I, P.L.L.C, an Arizona professional limited liability company and successor entity to the Clinic (the "PLLC"), of 435,255 shares of the Company's Common Stock issued to the PLLC upon the conversion of one 7.0% Subordinated Convertible Note (the "Interim Note"). The Company issued the Interim Note to the PLLC in consideration of the execution by the Clinic of an Interim Management Agreement (the "Management Agreement") between the Company and the Clinic and the affiliation of the physicians employed by the Clinic with the PLLC as of the closing under the Purchase Agreement (the "Closing"). The execution of the Interim Agreement was a condition precedent to the Closing.

     Terms defined in the Prospectus have the same meaning in this Second Amended Supplement unless the context requires otherwise. All share numbers give effect to three-for-two stock splits of the Common Stock effected on September 15, 1995 and June 14, 1996 in the form of 50% stock dividends.

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          The date of this Second Amended Supplement is June 27, 1997.


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     THIS SECOND AMENDED SUPPLEMENT INCORPORATES DOCUMENTS BY REFERENCE WHICH
ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON WRITTEN OR ORAL REQUEST, AT NO CHARGE, FROM PHYCOR. REQUESTS SHOULD BE DIRECTED TO PHYCOR, INC., 30 BURTON HILLS BOULEVARD, SUITE 400, NASHVILLE, TENNESSEE 37215, ATTENTION: N. CAROLYN FOREHAND, VICE PRESIDENT AND GENERAL COUNSEL.



Selling Shareholders

     The Clinic, an Arizona professional corporation, operates a multi-specialty medical clinic in Mesa, Arizona and maintains four satellite locations in the area. The Clinic's principal office is located at 3921 East Baseline Road, Gilbert, Arizona 85234.

     The Company, through PhyCor-Mesa, acquired substantially all of the assets of the Clinic pursuant to the Purchase Agreement. In connection therewith, the Company issued the Purchase Notes to the Clinic in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the "Act"). On September 7, 1995, the Clinic converted one of the Purchase Notes, in accordance with its terms, into 356,022 shares of Common Stock. The Clinic resold such shares pursuant to the Prospectus. On June 29, 1996, the Clinic converted the other Purchase Note, in accordance with its terms, into 39,592 shares of Common Stock. Of such shares, 36,509 shares (the "Purchase Shares") are to be resold by the Clinic in accordance with the terms of the Prospectus. The remaining 3,083 shares were distributed to an existing shareholder of the Clinic.

     In connection with the acquisition of the assets of the Clinic, PhyCor-Mesa entered into the Management Agreement with the Clinic. In consideration of the execution of the Management Agreement and the affiliation of the physicians employed by the Clinic with the PLLC as of the Closing, the Company issued the Interim Note to the PLLC in a transaction exempt from the registration requirements of the Act. On September 7, 1995, the PLLC converted the Interim Note, in accordance with its terms, into 435,255 shares of PhyCor Common Stock (the "Interim Shares"). Of the Interim Shares, 293,706 shares are to be resold by the PLLC in accordance with the terms of the Prospectus and the remaining 141,549 shares were distributed to certain physicians affiliated with the PLLC. Following the PLLC's resale of the Interim Shares and transfer to certain of its physicians, the PLLC will hold no shares of the Company's Common Stock.

     Pursuant to the Management Agreement, PhyCor-Mesa provided medical practice management services to the Clinic for the period between July 1, 1995 and September 1, 1995, the date on which PhyCor-Mesa and the PLLC entered into a Service Agreement (the "Service Agreement"). As compensation for such services provided pursuant to the Management Agreement, PhyCor-Mesa received a service fee. Pursuant to the Service Agreement, PhyCor-Mesa provides the PLLC with the equipment and facilities used in the medical practice of the PLLC, manages Clinic operations and employs the PLLC's non-medical professional personnel in exchange for a service fee. The Service Agreement is for a term of 40 years and may only be terminated in limited circumstances.



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Plan of Distribution

     This Second Amended Supplement relates to the reoffering of the Purchase Shares by the Clinic and the Interim Shares by the PLLC. The Clinic and the PLLC have designated Equitable Securities Corporation ("Equitable"), a registered broker-dealer, as agent for the resale of the Purchase Shares and the Interim Shares, respectively. The Purchase Shares and the Interim Shares will be sold in private or block transactions in the over-the-counter market (including the Nasdaq Stock Market (National Market)) or otherwise at fixed prices which may be charged, at market prices prevailing at the time of the sale, at prices related to such prevailing market price, or at negotiated prices. Equitable has agreed to use its best efforts to sell such shares on behalf of the Clinic and the PLLC. The Clinic, the PLLC and/or Equitable may effect such transactions by selling such shares to or through other broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Clinic, the PLLC, Equitable and/or the purchasers of the shares for whom such broker-dealers may act as agent or to whom they may sell as principal or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). The Clinic, the PLLC and/or Equitable and any broker-dealers that act in connection with the sale of the shares being sold hereby may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Act, and any commissions received by (or discounts allowed to) them and any profit on the resale of the shares as principal may be deemed to be underwriting discounts and commissions.



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